Exhibit 99.2

Extraordinary General Meeting of	Extraordinary General Meeting of
Shareholders of Medigus Ltd. (the “Company”)	Shareholders of Medigus Ltd.
Date: January 9, 2019	to be held on January 9, 2019
See Voting Instruction On Reverse Side.	For Holders as of December 4, 2018
Please make your marks like this: ☒ Use pen only

		For	Against	Abstain

1.	To approve the compensation policy for the Company’s executive officers and directors;	☐	☐	☐

 MAIL

 ● Mark, sign and date your Voting Instruction Form.

 ● Detach your Voting Instruction Form.

 ● Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 12:00 p.m. EST on January 4, 2019.

PROXY TABULATOR FOR

MEDIGUS LTD.

P.O. BOX 8016

CARY, NC 27512-9903

		Yes	No
	1a. Are you a controlling shareholder in the Company or have a personal interest in the approval of Proposal No. 1 (Please note: If you do not mark either Yes or No, your shares will not be voted for Proposal No. 1)	☐	☐
		For	Against	Abstain
2.	To approve an increase to the Company’s share capital and to amend the Company’s articles of association accordingly;	☐	☐	☐

3.	To approve an amendment to the 2013 Share Option and Incentive Plan (the “Plan”) to increase the aggregate number of Ordinary Shares authorized for issuance under the Plan by 5,330,000 Ordinary Shares; and	☐	☐	☐

4.	To approve the grant of options to Company’s directors.	☐	☐	☐
		Yes	No
	4a. Are you a controlling shareholder in the Company or have a personal interest in the approval of Proposal No. 4 (Please note: In the event Proposal No. 1 is not approved, if you do not mark either Yes or No, your shares will not be voted for Proposal No. 4)	☐	☐

A “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company). A person is presumed to be a controlling shareholder if he or she holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer. With respect to Proposal No.4 a controlling shareholder shall also include a person who holds 25% or more of the voting rights in the general meeting of the company if there is no other person who holds more than 50% of the voting rights in the company; for the purpose of a holding, two or more persons holding voting rights in the company each of which has a personal interest in the approval of the transaction being brought for approval of the company will be considered to be joint holders.

A “personal interest” of a shareholder in an action or transaction of a company includes a personal interest of any of the shareholder’s relatives (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as defined above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote; and excludes an interest arising solely from the ownership of shares of a company.

EVENT #

CLIENT #

Authorized Signatures - This section must be
completed for your instructions to be executed.

Please Sign Here	Please Date Above

Please Sign Here	Please Date Above	Copyright © 2018 Mediant Communications Inc. All Rights Reserved

MEDIGUS LTD.

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 12:00 p.m. EST on January 4, 2019)

The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Shares of Medigus Ltd. registered in the name of the undersigned on the books of the Depositary as of the close of business on December 4, 2018, at the Extraordinary General Meeting of the Shareholders of Medigus Ltd. to be held on January 9, 2019, or any postponement or adjournment thereof in respect of the resolutions specified on the reverse.

NOTE:

1. Please direct the Depositary how it is to vote by placing an “X” in the appropriate box opposite the agenda item.

2. It is understood that, if you do not vote or if your voting instructions are not received before the Deadline, you will be deemed to have given a discretionary proxy to the Company to vote the shares represented by your ADRs pursuant to the terms and conditions of the ADRs and the Deposit Agreement under which they are issued.

(Continued and to be marked, dated and signed, on the other side)